Exhibit 99 (d)(ix)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 3rd day of September, 2013 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Research Fund, Inc. (the “Company”) with respect to Lord Abbett Calibrated Dividend Growth Fund (“Calibrated Dividend Growth Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Calibrated Dividend Growth Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.60%.

2.	This Agreement supersedes in its entirety the Management Fee Waiver and Expense Limitation Agreement that became effective on April 1, 2013 as it relates to Calibrated Dividend Growth Fund. This Agreement will be effective from September 3, 2013 through March 31, 2015. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Research Fund, Inc.

By:	/s/ Thomas R. Phillips
Thomas R. Phillips Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan Member and General Counsel